John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

April 6, 2018

Ms. Christina DiAngelo Fettig, Senior Staff Accountant

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-223229 / 811-22208)

Dear Ms. DiAngelo Fettig and Mr. Foor:

On February 26, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization (the “Reorganization”) of the SMI 50/40/10 Fund, a series of the Trust, with and into the SMI Conservative Allocation Fund, also a series of the Trust (each of the foregoing may be referred to generally as a “Fund” or collectively the “Funds”).

We received comments separately from each of you relating to the Form N-14. We replied via correspondence to your initial comments (the “Original Response”) and you subsequently provided us additional comments. This letter responds to those additional comments. The comments received from Ms. Fettig are labeled “Accounting Comments” and those received from Mr. Foor are labeled “1940 Act Comments”. This letter responds to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing its final definitive combined proxy statement/prospectus pursuant to Rule 497(c). The filing will reflect the responses to the comments as described in this letter.

Accounting Comments

1.	Comment: Please confirm the pro forma expense example figures. The Commission staff was not able to re-calculate the figures.

Response: The Trust’s service providers have reviewed the expense example and made an adjustment, which will be reflected in the filing made pursuant to Rule 497(c).

2.	Comment: Comment #21 of the Original Response indicates that the SMI Conservative Allocation Fund is the accounting and legal survivor. Please correct that response in your new response letter.

U.S. Securities and Exchange Commission

April 6, 2018

Response: Revised Response to Comment #21 of the Original Response: Please refer to the response to comment #1 above [of the Original Response]. The Trust has been advised that having the SMI Conservative Allocation Fund be the legal survivor (and the SMI 50/40/10 Fund be the accounting survivor) has no significant tax implications. Further, the limitations on the use of the SMI Conservative Allocation Fund’s capital loss carryovers would be the same even if the SMI 50/40/10 Fund were the accounting and legal survivor. Accordingly, the Trust has not adjusted the disclosure in response to this comment.

3.	Comment: In Comment #11 in your Original Response, you indicated that the SMI 50/40/10 Fund will be the accounting survivor and it is the target fund, but that you indicated that any expenses subject to recapture in the target fund will not be carried over to the combined fund. Please advise, in light of the fact that the accounting record of the SMI 50/40/10 Fund is surviving, what will happen to the recoupment amounts for the acquiring fund (i.e., the SMI Conservative Allocation Fund).

Response: As per our discussions, the Trust is of the view that the recoupable amounts of the SMI Conservative Allocation Fund will survive the Reorganization. The Trust believes that amounts that may be recoverable are tied to the specific expense limitation arrangements. As the legal survivor, the SMI Conservative Allocation Fund’s expense limitation arrangements will stay in place, which incidentally, impose an expense cap that is lower than that which is in place for the SMI 50/40/10 Fund. Accordingly, even though SMI 50/40/10 Fund’s account record will survive the Reorganization, the contingent liability of the SMI Conservative Allocation Fund that is the recoupable amounts under the expense limitation arrangement will also survive. The Trust is enhancing the disclosure in the proxy/prospectus to more clearly explain this aspect of the Reorganization.

1940 Act Comments

4.	Comment: In the introductory paragraph before the factors listed in “Board Considerations,” please indicate that that total annual operating expenses of the SMI Conservative Allocation Fund, taking into consideration the acquired fund fees and expenses, will increase. Please make a corresponding adjustment in factor number “x” of the enumerated factors.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: Clarify in the list of factors listed under “Board Considerations” for factors “ix” and “x” that each fund will bear its proportionate share of expenses.

Response: The Trust has revised the disclosure to address your comment.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively